BARCLAYS PLC 6-K

Exhibit 99.2

Barclays PLC

Group Reporting Changes

2023 Results Resegmentation Document

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Barclays PLC

Notes

The terms Barclays and Group refer to Barclays PLC together with subsidiaries.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this document, which was approved by the Board of Directors on 19 February 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006. This document has not been audited.

This document will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following its publication. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 38 to 43 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents, pandemics and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections; developments in the UK’s relationship with the European Union (EU), the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impacts on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Overview of Reporting Changes

At FY23 Results Barclays reporting segments comprise Barclays UK and Barclays International, and within Barclays International, Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P). As part of the 20 February 2024 Investor Update Barclays has announced changes to its operating divisions which impacts segmental reporting going forward.

This document provides details of the impact on the Group’s financial reporting as a result of such resegmentation, and re-presents segmental results for 2023 (full year and quarterly), 2022 (full year and quarterly), and 2021. These changes do not affect legal entities nor do they impact the Group’s consolidated financials.

Resegmentation under New Operating Divisions

●	Barclays UK is unaffected by the resegmentation and the financials remain aligned to those previously reported

●	The Barclays International segment, and within it CIB and CC&P, has been restructured to provide greater visibility, and to transfer certain businesses to Head Office

●	Head Office now incorporates certain businesses transferred from CC&P

●	From Q124, in addition to Head Office, the Group will present its financial disclosures through the following segments:

–	Barclays UK

–	Barclays UK Corporate Bank

–	Barclays Private Bank and Wealth Management

–	Barclays Investment Bank

–	Barclays US Consumer Bank

Barclays UK

This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and continues to comprise Personal Banking, Business Banking and Barclaycard Consumer UK. Note that the UK Wealth Management and Investments (WM&I) portfolio was transferred to CC&P in May 2023 and going forward the business will be reported within the new Barclays Private Bank and Wealth Management segment. Barclays UK’s financial results prior to May 2023 include the WM&I portfolio and have not been restated to reflect this transfer.

Barclays UK Corporate Bank

This division includes a large part of the Corporate Lending and Transaction Banking businesses previously reported within CIB, and the Payments issuing business previously reported within CC&P. It brings together lending, trade and working capital, liquidity, payments and FX solutions for corporate clients with turnover from £6.5m and higher, excluding those clients that form part of the FTSE 350, which are included within the Investment Bank. Barclays UK Corporate Bank clients will have access to Investment Bank solutions, but they are less likely to be regular users of these services.

Barclays Private Bank and Wealth Management

Previously reported within CC&P, this segment comprises the Private Bank business in addition to the Wealth Management & Investments portfolio transferred from Barclays UK in May 2023, providing holistic wealth and private banking solutions. The business has been structured to service clients from across the UK wealth spectrum and grow the Private Bank franchise in selected international markets.

Barclays Investment Bank

This segment incorporates the Global Markets, Investment Banking and International Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients that are regular users of Investment Bank services. These businesses were previously reported within the CIB.

Barclays US Consumer Bank

Previously reported within CC&P, the segment represents the US credit card business, particularly focused in the partnership market as well as an online deposit franchise. The business has grown significantly over recent years and is now a leading partnership card issuer in the US by receivables1.

Head Office

In addition to its existing elements, Head Office now includes the German consumer finance business, which is currently accounted for as held for sale, and the merchant acquiring component of the Payments business.

1	Based on Q323 end net receivables reported by peers. Source: Gate One Consultancy Group at Q323.

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Performance Highlights

2023 Barclays re-presented Group results
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Income statement information	£m	£m	£m	£m	£m	£m	£m
Net interest income	6,431	1,160	768	1,393	2,604	353	12,709
Net fee, commission, trading and other income	1,156	610	440	9,642	664	157	12,669
Total income	7,587	1,770	1,208	11,035	3,268	510	25,378
Operating costs	(4,393)	(905)	(795)	(7,619)	(1,650)	(1,352)	(16,714)
UK bank levy	(30)	(8)	(4)	(123)	—	(14)	(180)
Litigation and conduct	8	1	2	5	(6)	(48)	(37)
Total operating expenses	(4,415)	(912)	(797)	(7,737)	(1,656)	(1,414)	(16,931)
Other net expenses	—	(3)	—	—	—	(6)	(9)
Profit/(loss) before impairment	3,172	855	411	3,298	1,612	(910)	8,438
Credit impairment (charges)/releases	(304)	27	(4)	(102)	(1,438)	(60)	(1,881)
Profit/(loss) before tax	2,868	882	407	3,196	174	(970)	6,557
Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274

Performance measures
Return on average tangible equity	19.2%	20.5%	32.7%	7.0%	4.1%	n/m	9.0%
Average tangible equity (£bn)	10.2	2.9	1.0	29.0	3.2	1.1	47.4
Cost: income ratio	58%	52%	66%	70%	51%	n/m	67%
Loan loss rate (bps)	14	(10)	3	9	514	n/m	46

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(168)	(27)	(29)	(169)	(19)	(515)	(927)
Return on average tangible equity	20.4%	21.2%	35.1%	7.5%	4.6%	n/m	10.6%
Cost: income ratio	56%	50%	64%	69%	50%	n/m	63%

Balance sheet and capital management	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	73.5	20.9	7.2	197.3	24.8	19.0	342.7
Period end tangible equity	10.2	3.0	1.0	29.0	3.4	3.6	50.2

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Performance Highlights

2022 Barclays re-presented Group results
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Income statement information	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,893	1,132	715	836	1,972	24	10,572
Net fee, commission, trading and other income	1,366	525	299	11,087	667	440	14,384
Total income	7,259	1,657	1,014	11,923	2,639	464	24,956
Operating costs	(4,260)	(812)	(545)	(6,955)	(1,525)	(860)	(14,957)
UK bank levy	(26)	(7)	(4)	(119)	—	(20)	(176)
Litigation and conduct	(41)	—	—	(1,189)	(3)	(364)	(1,597)
Total operating expenses	(4,327)	(819)	(549)	(8,263)	(1,528)	(1,244)	(16,730)
Other net income	—	1	—	1	—	4	6
Profit/(loss) before impairment	2,932	839	465	3,661	1,111	(776)	8,232
Credit impairment charges	(286)	—	(5)	(181)	(624)	(124)	(1,220)
Profit/(loss) before tax	2,646	839	460	3,480	487	(900)	7,012
Attributable profit/(loss)	1,877	563	370	2,806	356	(949)	5,023

Performance measures
Return on average tangible equity	18.7%	19.2%	36.3%	9.3%	12.7%	n/m	10.4%
Average tangible equity (£bn)	10.0	2.9	1.0	30.0	2.8	1.6	48.3
Cost: income ratio	60%	49%	54%	69%	58%	n/m	67%
Loan loss rate (bps)	13	—	4	18	237	n/m	30

Balance sheet and capital management	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	73.1	21.1	7.8	195.9	23.9	14.7	336.5
Period end tangible equity	10.1	3.0	1.1	28.6	3.3	0.7	46.8

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Performance Highlights

2021 Barclays re-presented Group results
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Income statement information	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,202	936	505	433	1,125	(129)	8,073
Net fee, commission, trading and other income	1,334	405	276	10,714	694	445	13,867
Total income	6,536	1,341	781	11,147	1,819	316	21,940
Operating costs	(4,357)	(778)	(534)	(6,171)	(1,087)	(1,165)	(14,092)
UK bank levy	(36)	(9)	(4)	(120)	—	(1)	(170)
Litigation and conduct	(37)	—	1	(237)	(4)	(120)	(397)
Total operating expenses	(4,430)	(787)	(537)	(6,528)	(1,091)	(1,286)	(14,659)
Other net (expenses)/income	—	(1)	—	3	—	258	260
Profit/(loss) before impairment	2,106	553	244	4,622	728	(712)	7,541
Credit impairment releases/(charges)	365	137	9	342	(211)	11	653
Profit/(loss) before tax	2,471	690	253	4,964	517	(701)	8,194
Attributable profit/(loss)	1,756	446	207	3,601	379	(184)	6,205

Performance measures
Return on average tangible equity	17.6%	13.9%	22.5%	14.3%	17.2%	n/m	13.1%
Average tangible equity (£bn)	10.0	3.2	0.9	25.2	2.2	5.8	47.3
Cost: income ratio	68%	59%	69%	59%	60%	n/m	67%
Loan loss rate (bps)	(16)	(50)	(7)	(46)	116	n/m	(18)

Balance sheet and capital management	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	72.3	19.9	6.7	181.7	17.1	16.4	314.1
Period end tangible equity	10.0	2.8	0.9	26.4	2.3	6.3	48.7

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Performance Highlights

Barclays Group results	Year ended	% Change[1]
31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Barclays UK	7,587	7,259	6,536	5
Barclays UK Corporate Bank	1,770	1,657	1,341	7
Barclays Private Bank and Wealth Management	1,208	1,014	781	19
Barclays Investment Bank	11,035	11,923	11,147	(7)
Barclays US Consumer Bank	3,268	2,639	1,819	24
Head Office	510	464	316	10
Total income	25,378	24,956	21,940	2
Operating costs	(16,714)	(14,957)	(14,092)	(12)
UK bank levy	(180)	(176)	(170)	(2)
Litigation and conduct	(37)	(1,597)	(397)	98
Total operating expenses	(16,931)	(16,730)	(14,659)	(1)
Other net (expenses)/income	(9)	6	260
Profit before impairment	8,438	8,232	7,541	3
Credit impairment (charges)/releases	(1,881)	(1,220)	653	(54)
Profit before tax	6,557	7,012	8,194	(6)
Tax charge	(1,234)	(1,039)	(1,138)	(19)
Profit after tax	5,323	5,973	7,056	(11)
Non-controlling interests	(64)	(45)	(47)	(42)
Other equity instrument holders	(985)	(905)	(804)	(9)
Attributable profit	4,274	5,023	6,205	(15)

Performance measures
Return on average tangible shareholders’ equity	9.0%	10.4%	13.1%
Average tangible shareholders’ equity (£bn)	47.4	48.3	47.3
Cost: income ratio	67%	67%	67%
Loan loss rate (bps)	46	30	(18)
Basic earnings per share	27.7	p	30.8	p	36.5	p
Dividend per share	8.0	p	7.25	p	6.0	p
Share buyback announced (£m)	1,750	1,000	1,500
Total payout equivalent per share	c.19.4p	c.13.4p	15.0	p
Basic weighted average number of shares (m)	15,445	16,333	16,985
Period end number of shares (m)	15,155	15,871	16,752

Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	399.5	398.8	361.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.6%
Total assets	1,477.5	1,513.7	1,384.3
Deposits at amortised cost	538.8	545.8	519.4
Tangible net asset value per share	331	p	295	p	291	p
Common equity tier 1 ratio	13.8%	13.9%	15.1%
Common equity tier 1 capital	47.3	46.9	47.3
Risk weighted assets	342.7	336.5	314.1
UK leverage ratio	5.2%	5.3%	5.2%
UK leverage exposure	1,168.3	1,130.0	1,137.9

Funding and Liquidity
Group liquidity pool (£bn)	298.1	318.0	291.0
Liquidity coverage ratio[2]	161%	156%	168%
Net stable funding ratio[3]	138%	137%
Loan: deposit ratio	74%	73%	70%

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

2	The liquidity coverage ratio (LCR) is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.

3	Represents average of the last four spot quarter end positions.

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Results by Business

Barclays UK is unaffected by the resegmentation and financials are presented below for completeness only.

Barclays UK	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	6,431	5,893	5,202	9
Net fee, commission and other income	1,156	1,366	1,334	(15)
Total income	7,587	7,259	6,536	5
Operating costs	(4,393)	(4,260)	(4,357)	(3)
UK bank levy	(30)	(26)	(36)	(15)
Litigation and conduct	8	(41)	(37)
Total operating expenses	(4,415)	(4,327)	(4,430)	(2)
Other net income	—	—	—
Profit before impairment	3,172	2,932	2,106	8
Credit impairment (charges)/releases	(304)	(286)	365	(6)
Profit before tax	2,868	2,646	2,471	8
Attributable profit	1,962	1,877	1,756	5

Performance measures
Return on average allocated tangible equity	19.2%	18.7%	17.6%
Average allocated tangible equity (£bn)	10.2	10.0	10.0
Cost: income ratio	58%	60%	68%
Loan loss rate (bps)	14	13	(16)
Net interest margin	3.13%	2.86%	2.52%

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	202.8	205.1	208.8
Customer deposits at amortised cost	241.1	258.0	260.6
Loan: deposit ratio	92%	87%	85%
Risk weighted assets	73.5	73.1	72.3
Period end allocated tangible equity	10.2	10.1	10.0

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

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Results by Business

Analysis of Barclays UK	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Analysis of total income	£m	£m	£m
Personal Banking	4,729	4,540	3,883	4
Barclaycard Consumer UK	964	1,093	1,250	(12)
Business Banking	1,894	1,626	1,403	16
Total income	7,587	7,259	6,536	5

Analysis of credit impairment (charges)/releases
Personal Banking	(170)	(167)	28	(2)
Barclaycard Consumer UK	(162)	30	404
Business Banking	28	(149)	(67)
Total credit impairment (charges)/releases	(304)	(286)	365	(6)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	170.1	169.7	165.4
Barclaycard Consumer UK	9.7	9.2	8.7
Business Banking	23.0	26.2	34.7
Total loans and advances to customers at amortised cost	202.8	205.1	208.8

Analysis of customer deposits at amortised cost
Personal Banking	185.4	195.6	196.4
Barclaycard Consumer UK	—	—	—
Business Banking	55.7	62.4	64.2
Total customer deposits at amortised cost	241.1	258.0	260.6

Barclays UK

●	Profit before tax increased 8% to £2,868m with a return on tangible equity (RoTE) of 19.2% (2022: 18.7%)

●	Total income increased 5% to £7,587m. Net interest income (NII) increased 9% to £6,431m with a net interest margin (NIM) of 3.13% (2022: 2.86%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure and adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income decreased 15% to £1,156m including the impact of the transfer of WM&I to CC&P

●	Total operating expenses increased 2% to £4,415m, including £168m impact from Q423 structural cost actions. Excluding the impact of Q423 structural cost actions, operating expenses decreased 2%, driven by the transfer of WM&I to CC&P partially offset by the impact of inflation and the acquisition of Kensington Mortgage Company (KMC). Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support sustainable improvement to the cost: income ratio over the longer term

●	Credit impairment charges increased to £304m (2022: £286m), consistent with low delinquencies in UK cards and a high quality mortgage lending portfolio. UK cards 30 and 90 day arrears remained low at 0.9% (Q422: 0.9%) and 0.2% (Q422: 0.2%) respectively. The UK cards total coverage ratio was 6.8% (December 2022: 7.6%)

●	Customer deposits at amortised cost decreased 7% to £241.1bn (December 2022: £258.0bn). Primarily driven by reduced current account balances in Personal and Business Banking, reflecting broader market trends. The loan: deposit ratio increased to 92% (December 2022: 87%)

●	Risk weighted assets (RWAs) increased to £73.5bn (December 2022: £73.1bn), primarily due to the acquisition of KMC, broadly offset by reduction across lending portfolios

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

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Results by Business

Barclays UK Corporate Bank	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	1,160	1,132	936	2
Net fee, commission, trading and other income	610	525	405	16
Total income	1,770	1,657	1,341	7
Operating costs	(905)	(812)	(778)	(11)
UK bank levy	(8)	(7)	(9)	(14)
Litigation and conduct	1	—	—
Total operating expenses	(912)	(819)	(787)	(11)
Other net (expenses)/income	(3)	1	(1)
Profit before impairment	855	839	553	2
Credit impairment releases	27	—	137
Profit before tax	882	839	690	5
Attributable profit	584	563	446	4

Performance measures
Return on average allocated tangible equity	20.5%	19.2%	13.9%
Average allocated tangible equity (£bn)	2.9	2.9	3.2
Cost: income ratio	52%	49%	59%
Loan loss rate (bps)	(10)	—	(50)

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	26.4	26.9	27.0
Deposits at amortised cost	84.9	84.4	85.0
Risk weighted assets	20.9	21.1	19.9
Period end allocated tangible equity	3.0	3.0	2.8

Analysis of total income	£m	£m	£m	% Change
Corporate lending	262	247	316	6
Transaction banking	1,508	1,410	1,025	7
Total income	1,770	1,657	1,341	7

Barclays UK Corporate Bank

●	Profit before tax increased 5% to £882m with a RoTE of 20.5% (2022: 19.2%). Excluding the impact of Q423 structural cost actions RoTE was 21.2%

●	Total income increased 7% to £1,770m, with NII increasing to £1,160m from improved margins. Net fee, commission, trading and other income increased 16% as a result of higher interest rate environment

●	Total operating expenses increased 11% to £912m, reflecting higher investment spend to support growth, £27m of Q423 structural cost actions and the impact of inflation partially offset by efficiency savings

●	Credit impairment releases were £27m (2022: £nil), driven by resilient underlying credit performance and the marginally improved year-on-year macroeconomic outlook

●	RWAs were broadly stable at £20.9bn (December 2022: £21.1bn)

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	9

Results by Business

Barclays Private Bank and Wealth Management	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	768	715	505	7
Net fee, commission and other income	440	299	276	47
Total income	1,208	1,014	781	19
Operating costs	(795)	(545)	(534)	(46)
UK bank levy	(4)	(4)	(4)
Litigation and conduct	2	—	1
Total operating expenses	(797)	(549)	(537)	(45)
Other net income	—	—	—
Profit before impairment	411	465	244	(12)
Credit impairment (charges)/releases	(4)	(5)	9	20
Profit before tax	407	460	253	(12)
Attributable profit	330	370	207	(11)

Performance measures
Return on average allocated tangible equity	32.7%	36.3%	22.5%
Average allocated tangible equity (£bn)	1.0	1.0	0.9
Cost: income ratio	66%	54%	69%
Loan loss rate (bps)	3	4	(7)

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.6	14.4	13.0
Deposits at amortised cost	60.3	62.3	54.1
Risk weighted assets	7.2	7.8	6.7
Period end allocated tangible equity	1.0	1.1	0.9

Barclays Private Bank and Wealth Management

●	Profit before tax decreased 12% to £407m with a RoTE of 32.7% (2022: 36.3%). Excluding the impact of Q423 structural cost actions, RoTE was 35.1%

●	Total income increased 19% to £1,208m, due to the transfer of WM&I from Barclays UK, client balance growth and improved deposit margins in the higher rate environment

●	Total operating expenses increased 45% to £797m, reflecting the transfer of WM&I from Barclays UK, £29m of Q423 structural cost actions, higher investment spend to support growth and the impact of inflation partially offset by efficiency savings

●	RWAs decreased to £7.2bn (December 2022: £7.8bn), reflecting reduction in lending balances as clients repaid balances in light of the higher interest rate environment

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	10

Results by Business

Barclays Investment Bank	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	1,393	836	433	67
Net trading income	6,040	7,724	5,653	(22)
Net fee, commission and other income	3,602	3,363	5,061	7
Total income	11,035	11,923	11,147	(7)
Operating costs	(7,619)	(6,955)	(6,171)	(10)
UK bank levy	(123)	(119)	(120)	(3)
Litigation and conduct	5	(1,189)	(237)
Total operating expenses	(7,737)	(8,263)	(6,528)	6
Other net income	—	1	3
Profit before impairment	3,298	3,661	4,622	(10)
Credit impairment (charges)/releases	(102)	(181)	342	44
Profit before tax	3,196	3,480	4,964	(8)
Attributable profit	2,041	2,806	3,601	(27)

Performance measures
Return on average allocated tangible equity	7.0%	9.3%	14.3%
Average allocated tangible equity (£bn)	29.0	30.0	25.2
Cost: income ratio	70%	69%	59%
Loan loss rate (bps)	9	18	(46)

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	62.7	64.6	47.2
Loans and advances to banks at amortised cost	7.3	8.1	7.6
Debt securities at amortised cost	38.9	27.2	19.0
Loans and advances at amortised cost	108.9	99.9	73.8
Trading portfolio assets	174.5	133.7	146.7
Derivative financial instrument assets	255.1	301.6	261.5
Financial assets at fair value through the income statement	202.5	209.4	186.5
Cash collateral and settlement balances	102.3	106.2	86.4
Deposits at amortised cost	132.7	121.5	104.3
Derivative financial instrument liabilities	249.7	288.9	256.4
Risk weighted assets	197.3	195.9	181.7
Period end allocated tangible equity	29.0	28.6	26.4

Analysis of total income	£m	£m	£m	% Change
FICC	4,845	5,695	3,448	(15)
Equities	2,373	3,149	2,967	(25)
Global Markets	7,218	8,844	6,415	(18)
Advisory	593	768	921	(23)
Equity capital markets	219	166	813	32
Debt capital markets	1,148	1,281	1,925	(10)
Investment Banking fees	1,960	2,215	3,659	(12)
Corporate lending	213	(479)	273
Transaction banking	1,644	1,343	800	22
Total income	11,035	11,923	11,147	(7)

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	11

Results by Business

Barclays Investment Bank

●	Barclays Investment Bank RoTE was 7.0% (2022: 9.3%) with a profit before tax of £3,196m (2022: £3,480m) including £169m of Q423 structural cost actions. Excluding the impact of Q423 structural cost actions, Barclays Investment Bank delivered a RoTE of 7.5%

●	Total income decreased 7% to £11,035m and decreased 5% excluding £292m impact from prior year hedging arrangements related to the Over-issuance of Securities[1]

–	Global Markets income decreased 18% to £7,218m against a record prior year comparative[2]. FICC income decreased 15% to £4,845m, reflecting lower market volatility and client activity. Equities income decreased 25% to £2,373m, driven by a decline in derivatives income reflecting less volatile equity market conditions

–	Investment Banking fees decreased 12% to £1,960m due to the reduced fee pool across the industry[3]. Advisory decreased 23% and Debt capital markets decreased 10%, while Equity capital markets increased 32%

–	Transaction banking income increased 22% to £1,644m driven by improved deposit margins in the higher interest rate environment. Corporate lending income increased to £213m (2022: £479m loss) mainly driven by lower costs of hedging and lower fair value losses on leverage finance lending net of mark to market gains on related hedges

●	Total operating expenses decreased 6% to £7,737m. Operating expenses excluding litigation and conduct charges increased 9% to £7,742m reflecting investment in talent and technology, £169m of Q423 structural cost actions and the impact of inflation, partially offset by efficiency savings

●	Credit impairment charges decreased to £102m (2022: £181m), driven by single name charges, partially offset by the benefit of credit protection

●	RWAs increased to £197.3bn (December 2022: £195.9bn)

1	2022 included £292m of income gain related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities, impacting Equities within Global Markets and Investment Bank.

2	Period covering 2014-2023. Pre 2014 data was not restated following re-segmentation in 2016.

3	Data source: Dealogic for the period covering 1 January to 31 December 2023.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	12

Results by Business

Barclays US Consumer Bank	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	2,604	1,972	1,125	32
Net fee, commission and other income	664	667	694	—
Total income	3,268	2,639	1,819	24
Operating costs	(1,650)	(1,525)	(1,087)	(8)
UK bank levy	—	—	—
Litigation and conduct	(6)	(3)	(4)
Total operating expenses	(1,656)	(1,528)	(1,091)	(8)
Other net income	—	—	—
Profit before impairment	1,612	1,111	728	45
Credit impairment charges	(1,438)	(624)	(211)
Profit before tax	174	487	517	(64)
Attributable profit	131	356	379	(63)

Performance measures
Return on average allocated tangible equity	4.1%	12.7%	17.2%
Average allocated tangible equity (£bn)	3.2	2.8	2.2
Cost: income ratio	51%	58%	60%
Loan loss rate (bps)	514	237	116
Net interest margin	10.85%	9.69%	7.63%

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.2	23.6	15.8
Deposits at amortised cost	19.7	18.3	14.5
Risk weighted assets	24.8	23.9	17.1
Period end allocated tangible equity	3.4	3.3	2.3

Barclays US Consumer Bank

●	Profit before tax was £174m (2022: £487m) with a RoTE of 4.1% (2022: 12.7%). Excluding the impact of Q423 structural cost actions RoTE was 4.6%

●	Total income increased 24% to £3,268m, reflecting higher cards balances and improved margins, including the Gap Inc. portfolio acquisition in Q222

●	Total operating expenses increased 8% to £1,656m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, £19m of Q423 structural cost actions and the impact of inflation, partially offset by efficiency savings

●	Credit impairment charges increased to £1,438m (2022: £624m), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios. 30 and 90 day arrears at 2.9% (Q422: 2.2%) and 1.5% (Q422: 1.2%) respectively. The US cards total coverage ratio was 10.2% (December 2022: 8.1%)

●	RWAs increased to £24.8bn (December 2022: £23.9bn), reflecting balance growth

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	13

Results by Business

Head Office	Year ended			% Change[1]
	31.12.23	31.12.22	31.12.21	31.12.22
Income statement information	£m	£m	£m
Net interest income	353	24	(129)
Net fee, commission and other income	157	440	445	(64)
Total income	510	464	316	10
Operating costs	(1,352)	(860)	(1,165)	(57)
UK bank levy	(14)	(20)	(1)	30
Litigation and conduct	(48)	(364)	(120)	87
Total operating expenses	(1,414)	(1,244)	(1,286)	(14)
Other net (expenses)/income	(6)	4	258
Loss before impairment	(910)	(776)	(712)	(17)
Credit impairment (charges)/releases	(60)	(124)	11	52
Loss before tax	(970)	(900)	(701)	(8)
Attributable loss	(774)	(949)	(184)	18

Performance measures
Average allocated tangible equity (£bn)	1.1	1.6	5.8

Balance sheet information	£bn	£bn	£bn
Risk weighted assets	19.0	14.7	16.4
Period end allocated tangible equity	3.6	0.7	6.3

Head Office

●	Loss before tax was £970m (2022: £900m) including £515m of Q423 structural cost actions

●	Total income was broadly stable at £510m (2022: £464m)

●	Total operating expenses increased to £1,414m (2022: £1,244m) primarily driven by £515m of Q423 structural cost actions, partially offset by lower litigation and conduct charges

–	Head Office structural cost actions principally include the goodwill and intangible asset impairments related to the merchant acquiring Payment business, and the Canary Wharf office lease exit

●	Credit impairment charges were £60m (2022: £124m) driven by stable credit quality and easing inflationary pressure in the modelled German consumer finance business

●	RWAs increased to £19.0bn (December 2022: £14.7bn) primarily driven by methodology and policy updates including increases in non-customer assets in merchant acquiring relating to settlement balances

1	Movement between year ended 31 December 2023 and year ended 31 December 2022.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	14

Quarterly Results Summary

Barclays Group
Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,139	3,247	3,270	3,053	2,741	3,068	2,422	2,341
Net fee, commission, trading and other income	2,459	3,011	3,015	4,184	3,060	2,883	4,286	4,155
Total income	5,598	6,258	6,285	7,237	5,801	5,951	6,708	6,496
Operating costs	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)
UK bank levy	(180)	—	—	—	(176)	—	—	—
Litigation and conduct	(5)	—	(33)	1	(79)	339	(1,334)	(523)
Total operating expenses	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)
Other net (expenses)/income	(16)	9	3	(5)	10	(1)	7	(10)
Profit before impairment	662	2,318	2,336	3,122	1,808	2,350	1,699	2,375
Credit impairment charges	(552)	(433)	(372)	(524)	(498)	(381)	(200)	(141)
Profit/(loss) before tax	110	1,885	1,964	2,598	1,310	1,969	1,499	2,234
Tax credit/(charge)	23	(343)	(353)	(561)	33	(249)	(209)	(614)
Profit after tax	133	1,542	1,611	2,037	1,343	1,720	1,290	1,620
Non-controlling interests	(25)	(9)	(22)	(8)	(22)	(2)	(20)	(1)
Other equity instrument holders	(219)	(259)	(261)	(246)	(285)	(206)	(199)	(215)
Attributable (loss)/profit	(111)	1,274	1,328	1,783	1,036	1,512	1,071	1,404

Performance measures
Return on average tangible shareholders' equity	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%
Average tangible shareholders' equity (£bn)	48.9	46.5	46.7	47.6	46.7	48.6	49.0	48.8
Cost: income ratio	88%	63%	63%	57%	69%	60%	75%	63%
Loan loss rate (bps)	54	42	37	52	49	36	20	15
Basic earnings per share	(0.7	)p	8.3	p	8.6	p	11.3	p	6.5	p	9.4	p	6.4	p	8.4	p
Basic weighted average number of shares (m)	15,092	15,405	15,523	15,770	15,828	16,148	16,684	16,682
Period end number of shares (m)	15,155	15,239	15,556	15,701	15,871	15,888	16,531	16,762

Balance sheet and capital management	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	333.3	339.6	337.4	343.6	343.3	346.3	337.2	325.8
Loans and advances to banks at amortised cost	9.5	11.5	10.9	11.0	10.0	12.5	12.5	11.4
Debt securities at amortised cost	56.7	54.3	53.1	48.9	45.5	54.8	46.1	34.5
Loans and advances at amortised cost	399.5	405.4	401.4	403.5	398.8	413.7	395.8	371.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%
Total assets	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1
Deposits at amortised cost	538.8	561.3	554.7	555.7	545.8	574.4	568.7	546.5
Tangible net asset value per share	331	p	316	p	291	p	301	p	295	p	286	p	297	p	294	p
Common equity tier 1 ratio	13.8%	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%
Common equity tier 1 capital	47.3	48.0	46.6	46.0	46.9	48.6	46.7	45.3
Risk weighted assets	342.7	341.9	336.9	338.4	336.5	350.8	344.5	328.8
UK leverage ratio	5.2%	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%
UK leverage exposure	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5

Funding and liquidity
Group liquidity pool (£bn)	298.1	335.0	330.7	333.0	318.0	325.8	342.5	319.8
Liquidity coverage ratio	161%	159%	157%	157%	156%	156%	157%	159%
Net stable funding ratio	138%	138%	139%	139%	137%
Loan: deposit ratio	74%	72%	72%	73%	73%	72%	70%	68%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	15

Quarterly Results by Business

Barclays UK is unaffected by the resegmentation and financials are presented below for completeness only.

Barclays UK
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,575	1,578	1,660	1,618	1,600	1,561	1,393	1,339
Net fee, commission and other income	217	295	301	343	370	355	331	310
Total income	1,792	1,873	1,961	1,961	1,970	1,916	1,724	1,649
Operating costs	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)
UK bank levy	(30)	—	—	—	(26)	—	—	—
Litigation and conduct	(4)	9	5	(2)	(13)	(3)	(16)	(9)
Total operating expenses	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)
Other net income/(expenses)	—	—	—	—	1	(1)	—	—
Profit before impairment	605	824	876	867	824	843	623	642
Credit impairment charges	(37)	(59)	(95)	(113)	(157)	(81)	—	(48)
Profit before tax	568	765	781	754	667	762	623	594
Attributable profit	382	531	534	515	474	549	458	396

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	202.8	204.9	206.8	208.2	205.1	205.1	205.9	207.3
Customer deposits at amortised cost	241.1	243.2	249.8	254.3	258.0	261.0	261.5	260.3
Loan: deposit ratio	92%	92%	90%	90%	87%	86%	85%	85%
Risk weighted assets	73.5	73.2	73.0	74.6	73.1	73.2	72.2	72.7
Period end allocated tangible equity	10.2	10.1	10.1	10.3	10.1	10.1	9.9	10.1

Performance measures
Return on average allocated tangible equity	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%
Average allocated tangible equity (£bn)	10.2	10.1	10.2	10.3	10.2	9.9	10.0	10.1
Cost: income ratio	66%	56%	55%	56%	58%	56%	64%	61%
Loan loss rate (bps)	7	10	17	20	27	14	—	9
Net interest margin	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	16

Quarterly Results by Business

Analysis of Barclays UK	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,067	1,165	1,244	1,253	1,229	1,212	1,077	1,022
Barclaycard Consumer UK	242	238	237	247	269	283	265	276
Business Banking	483	470	480	461	472	421	382	351
Total income	1,792	1,873	1,961	1,961	1,970	1,916	1,724	1,649

Analysis of credit impairment charges
Personal Banking	35	(85)	(92)	(28)	(120)	(26)	(42)	21
Barclaycard Consumer UK	(73)	29	(35)	(83)	(12)	2	84	(44)
Business Banking	1	(3)	32	(2)	(25)	(57)	(42)	(25)
Total credit impairment charges	(37)	(59)	(95)	(113)	(157)	(81)	—	(48)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	170.1	172.3	173.3	173.6	169.7	168.7	167.1	166.5
Barclaycard Consumer UK	9.7	9.6	9.3	9.0	9.2	9.0	8.8	8.4
Business Banking	23.0	23.0	24.2	25.6	26.2	27.4	30.0	32.4
Total loans and advances to customers at amortised cost	202.8	204.9	206.8	208.2	205.1	205.1	205.9	207.3

Analysis of customer deposits at amortised cost
Personal Banking	185.4	186.1	191.1	194.3	195.6	197.3	197.0	196.6
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	55.7	57.1	58.7	60.0	62.4	63.7	64.5	63.7
Total customer deposits at amortised cost	241.1	243.2	249.8	254.3	258.0	261.0	261.5	260.3

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	17

Quarterly Results by Business

Barclays UK Corporate Bank
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	247	304	299	310	324	309	266	233
Net fee, commission, trading and other income	148	136	173	153	153	124	139	109
Total income	395	440	472	463	477	433	405	342
Operating costs	(258)	(224)	(213)	(210)	(213)	(209)	(198)	(192)
UK bank levy	(8)	—	—	—	(7)	—	—	—
Litigation and conduct	(1)	2	—	—	—	—	—	—
Total operating expenses	(267)	(222)	(213)	(210)	(220)	(209)	(198)	(192)
Other net (expenses)/income	(5)	—	1	1	1	—	—	—
Profit before impairment	123	218	260	254	258	224	207	150
Credit impairment (charges)/releases	(18)	(15)	84	(24)	(52)	32	29	(9)
Profit before tax	105	203	344	230	206	256	236	141
Attributable profit	59	129	239	157	131	172	166	94

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	26.4	26.9	26.9	27.2	26.9	27.2	27.1	27.1
Deposits at amortised cost	84.9	82.7	82.6	83.6	84.4	86.1	87.1	83.8
Risk weighted assets	20.9	19.5	20.6	20.2	21.1	20.4	21.0	20.4
Period end allocated tangible equity	3.0	2.8	2.9	2.9	3.0	2.9	3.0	2.9

Performance measures
Return on average allocated tangible equity	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%	13.1%
Average allocated tangible equity (£bn)	2.8	2.8	2.9	2.9	2.9	2.9	3.0	2.9
Cost: income ratio	68%	50%	45%	45%	46%	48%	49%	56%
Loan loss rate (bps)	27	21	(123)	36	74	(45)	(42)	14

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	64	69	68	61	66	56	63	62
Transaction banking	331	371	404	402	411	377	342	280
Total income	395	440	472	463	477	433	405	342

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	18

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	182	219	186	181	205	197	167	146
Net fee, commission, trading and other income	131	118	113	78	81	72	78	68
Total income	313	337	299	259	286	269	245	214
Operating costs	(255)	(214)	(182)	(144)	(153)	(135)	(138)	(119)
UK bank levy	(4)	—	—	—	(4)	—	—	—
Litigation and conduct	2	—	—	—	—	—	—	—
Total operating expenses	(257)	(214)	(182)	(144)	(157)	(135)	(138)	(119)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	56	123	117	115	129	134	107	95
Credit impairment releases/(charges)	4	2	(7)	(3)	(10)	—	3	2
Profit before tax	60	125	110	112	119	134	110	97
Attributable profit	47	102	91	90	92	108	85	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.6	13.4	13.8	14.3	14.4	14.6	14.3	13.6
Deposits at amortised cost	60.3	59.7	59.2	60.8	62.3	62.9	59.1	55.4
Risk weighted assets	7.2	7.2	7.2	7.5	7.8	7.9	7.4	7.2
Period end allocated tangible equity	1.0	1.0	1.0	1.0	1.1	1.1	1.0	1.0

Performance measures
Return on average allocated tangible equity	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%	34.8%
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.1	1.0	1.0	1.0
Cost: income ratio	82%	63%	61%	56%	55%	50%	56%	55%
Loan loss rate (bps)	(10)	(7)	20	7	26	1	(7)	(6)

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	19

Quarterly Results by Business

Barclays Investment Bank
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	282	397	555	159	228	304	147	157
Net trading income	757	1,497	1,351	2,435	1,197	1,346	2,734	2,447
Net fee, commission and other income	998	792	837	975	731	794	801	1,037
Total income	2,037	2,686	2,743	3,569	2,156	2,444	3,682	3,641
Operating costs	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)	(1,869)	(1,704)	(1,763)
UK bank levy	(123)	—	—	—	(119)	—	—	—
Litigation and conduct	(2)	6	(1)	2	(55)	498	(1,314)	(318)
Total operating expenses	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)	(1,371)	(3,018)	(2,081)
Other net (expenses)/income	(1)	2	—	(1)	1	1	(1)	—
Profit before impairment	(23)	854	929	1,538	364	1,074	663	1,560
Credit impairment (charges)/releases	(23)	23	(77)	(25)	(22)	(93)	(106)	40
(Loss)/profit before tax	(46)	877	852	1,513	342	981	557	1,600
Attributable (loss)/profit	(149)	580	562	1,048	313	847	418	1,228

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	62.7	62.3	59.1	63.1	64.6	67.5	60.5	53.4
Loans and advances to banks at amortised cost	7.3	9.5	9.0	9.1	8.1	10.1	10.0	9.4
Debt securities at amortised cost	38.9	36.3	35.1	30.7	27.2	36.2	29.3	20.7
Loans and advances at amortised cost	108.9	108.1	103.2	102.9	99.9	113.8	99.8	83.5
Trading portfolio assets	174.5	155.3	165.0	137.6	133.7	126.1	126.7	134.0
Derivative financial instrument assets	255.1	280.4	264.8	256.5	301.6	415.5	343.4	288.7
Financial assets at fair value through the income statement	202.5	237.2	231.1	243.8	209.4	243.6	208.0	202.4
Cash collateral and settlement balances	102.3	134.6	122.1	124.3	106.2	162.2	127.1	130.6
Deposits at amortised cost	132.7	154.2	142.9	137.3	121.5	143.4	142.5	130.9
Derivative financial instrument liabilities	249.7	268.3	254.5	246.7	288.9	394.2	321.2	277.1
Risk weighted assets	197.3	201.1	197.2	198.0	195.9	211.4	207.7	194.1
Period end allocated tangible equity	29.0	29.0	28.7	28.9	28.6	30.8	30.3	28.5

Performance measures
Return on average allocated tangible equity	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%	17.5%
Average allocated tangible equity (£bn)	28.9	28.8	29.0	29.1	30.9	31.2	29.9	28.1
Cost: income ratio	101%	68%	66%	57%	83%	56%	82%	57%
Loan loss rate (bps)	8	(8)	30	10	9	32	42	(19)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	724	1,147	1,186	1,788	976	1,546	1,529	1,644
Equities	431	675	563	704	440	246	1,411	1,052
Global Markets	1,155	1,822	1,749	2,492	1,416	1,792	2,940	2,696
Advisory	171	80	130	212	197	150	236	185
Equity capital markets	38	62	69	50	40	42	37	47
Debt capital markets	301	233	273	341	243	341	281	416
Investment Banking fees	510	375	472	603	480	533	554	648
Corporate lending	(23)	103	100	33	(194)	(237)	(110)	62
Transaction banking	395	386	422	441	454	356	298	235
Total income	2,037	2,686	2,743	3,569	2,156	2,444	3,682	3,641

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	20

Quarterly Results by Business

Barclays US Consumer Bank
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	686	662	622	634	639	616	389	328
Net fee, commission, trading and other income	180	147	145	192	149	137	240	141
Total income	866	809	767	826	788	753	629	469
Operating costs	(418)	(404)	(401)	(427)	(425)	(429)	(365)	(306)
UK bank levy	—	—	—	—	—	—	—	—
Litigation and conduct	(2)	—	(4)	—	(3)	—	—	—
Total operating expenses	(420)	(404)	(405)	(427)	(428)	(429)	(365)	(306)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	446	405	362	399	360	324	264	163
Credit impairment charges	(449)	(404)	(264)	(321)	(224)	(172)	(108)	(120)
(Loss)/profit before tax	(3)	1	98	78	136	152	156	43
Attributable (loss)/profit	(3)	3	72	59	101	107	118	30

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.2	24.3	22.9	22.5	23.6	23.6	21.0	16.2
Deposits at amortised cost	19.7	19.3	17.9	18.1	18.3	19.8	17.8	15.1
Risk weighted assets	24.8	24.1	22.5	22.5	23.9	23.6	21.7	17.7
Period end allocated tangible equity	3.4	3.3	3.1	3.1	3.3	3.2	3.0	2.4

Performance measures
Return on average allocated tangible equity	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%	5.3%
Average allocated tangible equity (£bn)	3.3	3.1	3.1	3.1	3.2	3.1	2.6	2.4
Cost: income ratio	48%	50%	53%	52%	54%	57%	58%	65%
Loan loss rate (bps)	636	582	411	515	337	257	179	259
Net interest margin	10.88%	10.88%	10.66%	10.97%	10.64%	10.81%	8.37%	8.12%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	21

Quarterly Results by Business

Head Office
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	168	87	(52)	150	(253)	80	61	136
Net fee, commission and other income	27	26	96	8	378	55	(38)	45
Total income	195	113	43	159	124	136	23	181
Operating costs	(717)	(209)	(220)	(206)	(230)	(228)	(192)	(210)
UK bank levy	(14)	—	—	—	(20)	—	—	—
Litigation and conduct	1	(16)	(32)	(1)	(9)	(155)	(4)	(196)
Total operating expenses	(730)	(226)	(253)	(205)	(258)	(384)	(196)	(406)
Other net (expenses)/income	(10)	7	2	(5)	7	(1)	8	(10)
Loss before impairment	(545)	(106)	(208)	(51)	(127)	(249)	(165)	(235)
Credit impairment (charges)/releases	(29)	20	(13)	(38)	(33)	(67)	(18)	(6)
Loss before tax	(574)	(86)	(221)	(89)	(160)	(316)	(183)	(241)
Attributable loss	(447)	(71)	(170)	(86)	(75)	(271)	(174)	(429)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	19.0	16.8	16.4	15.6	14.7	14.3	14.5	16.7
Period end allocated tangible equity	3.6	2.0	(0.5)	1.1	0.7	(2.6)	1.9	4.4

Performance measures
Average allocated tangible equity (£bn)	2.7	0.7	0.5	1.2	(1.6)	0.5	2.5	4.3

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	22

Resegmentation Bridges

2023 Barclays UK Corporate Bank

		Moves from	Moves to
	Corporate and Investment Bank as published	Consumer, Cards and Payments	Barclays Investment Bank	Barclays UK Corporate Bank

Income statement information	£m	£m	£m	£m
Net interest income	2,551	2	(1,393)	1,160
Net fee, commission, trading and other income	10,059	193	(9,642)	610
Total income	12,610	195	(11,035)	1,770
Operating costs	(8,335)	(189)	7,619	(905)
UK bank levy	(129)	(2)	123	(8)
Litigation and conduct	6	—	(5)	1
Total operating expenses	(8,458)	(192)	7,737	(912)
Other net expenses	(3)	—	—	(3)
Profit before impairment	4,149	3	(3,298)	855
Credit impairment (charges)/releases	(23)	(52)	102	27
Profit before tax	4,126	(49)	(3,196)	882
Attributable profit	2,667	(41)	(2,041)	584

Performance measures
Return on average allocated tangible equity	8.4%			20.5%
Average allocated tangible equity (£bn)	31.7			2.9
Cost: income ratio	67%			52%
Loan loss rate (bps)	2			(10)

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(188)	(7)	169	(27)
Return on average allocated tangible equity	8.9%			21.2%
Cost: income ratio	66%			50%

Balance sheet information	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.8	1.2	(62.6)	26.4
Deposits at amortised cost	217.7	—	(132.7)	84.9
Risk weighted assets	216.8	1.4	(197.3)	20.9
Period end allocated tangible equity	31.7			3.0

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	23

Resegmentation Bridges

2022 Barclays UK Corporate Bank

		Moves from	Moves to
	Corporate and Investment Bank as published	Consumer, Cards and Payments	Barclays Investment Bank	Barclays UK Corporate Bank

Income statement information	£m	£m	£m	£m
Net interest income	1,949	20	(836)	1,132
Net fee, commission, trading and other income	11,419	193	(11,087)	525
Total income	13,368	213	(11,923)	1,657
Operating costs	(7,630)	(136)	6,955	(812)
UK bank levy	(126)	(1)	119	(7)
Litigation and conduct	(1,189)	—	1,189	—
Total operating expenses	(8,945)	(137)	8,263	(819)
Other net income	2	—	(1)	1
Profit before impairment	4,425	75	(3,661)	839
Credit impairment charges	(119)	(62)	181	—
Profit before tax	4,306	14	(3,480)	839
Attributable profit	3,364	6	(2,806)	563

Performance measures
Return on average allocated tangible equity	10.2%			19.2%
Average allocated tangible equity (£bn)	32.8			2.9
Cost: income ratio	67%			49%
Loan loss rate (bps)	9			—

Balance sheet information	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	90.5	1.0	(64.6)	26.9
Deposits at amortised cost	205.8	—	(121.5)	84.4
Risk weighted assets	215.9	1.1	(195.9)	21.1
Period end allocated tangible equity	31.5			3.0

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	24

Resegmentation Bridges

2021 Barclays UK Corporate Bank

		Moves from	Moves to
	Corporate and Investment Bank as published	Consumer, Cards and Payments	Barclays Investment Bank	Barclays UK Corporate Bank

Income statement information	£m	£m	£m	£m
Net interest income	1,351	19	(433)	936
Net fee, commission, trading and other income	10,983	135	(10,714)	405
Total income	12,334	154	(11,147)	1,341
Operating costs	(6,818)	(133)	6,171	(778)
UK bank levy	(128)	(1)	120	(9)
Litigation and conduct	(237)	—	237	—
Total operating expenses	(7,183)	(134)	6,528	(787)
Other net income/(expenses)	2	—	(3)	(1)
Profit before impairment	5,153	20	(4,622)	553
Credit impairment releases	473	6	(342)	137
Profit before tax	5,626	26	(4,964)	690
Attributable profit	4,032	15	(3,601)	446

Performance measures
Return on average allocated tangible equity	14.3%			13.9%
Average allocated tangible equity (£bn)	28.3			3.2
Cost: income ratio	58%			59%
Loan loss rate (bps)	(47)			(50)

Balance sheet information	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.4	0.8	(47.2)	27.0
Deposits at amortised cost	189.4	—	(104.3)	85.0
Risk weighted assets	200.7	0.9	(181.7)	19.9
Period end allocated tangible equity	29.1			2.8

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	25

Resegmentation Bridges

2023 Barclays Private Bank and Wealth Management

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays US Consumer Bank	Head Office	Barclays Private Bank and Wealth Management

Income statement information	£m	£m	£m	£m	£m
Net interest income	3,646	(2)	(2,604)	(272)	768
Net fee, commission, trading and other income	1,662	(193)	(664)	(365)	440
Total income	5,308	(195)	(3,268)	(637)	1,208
Operating costs	(3,243)	189	1,650	609	(795)
UK bank levy	(7)	2	—	—	(4)
Litigation and conduct	(53)	—	6	50	2
Total operating expenses	(3,303)	192	1,656	659	(797)
Other net income	1	—	—	(1)	—
Profit before impairment	2,006	(3)	(1,612)	21	411
Credit impairment charges	(1,525)	52	1,438	31	(4)
Profit before tax	481	49	(174)	51	407
Attributable profit	358	41	(131)	61	330

Performance measures
Return on average allocated tangible equity	6.7%				32.7%
Average allocated tangible equity (£bn)	5.3				1.0
Cost: income ratio	62%				66%
Loan loss rate (bps)	354				3

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(118)	7	19	62	(29)
Return on average allocated tangible equity	8.6%				35.1%
Cost: income ratio	60%				64%

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	39.0	(1.2)	(24.2)	—	13.6
Deposits at amortised cost	80.0	—	(19.7)	—	60.3
Risk weighted assets	42.3	(1.4)	(24.8)	(8.9)	7.2
Period end allocated tangible equity	5.8				1.0

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	26

Resegmentation Bridges

2022 Barclays Private Bank and Wealth Management

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays US Consumer Bank	Head Office	Barclays Private Bank and Wealth Management

Income statement information	£m	£m	£m	£m	£m
Net interest income	2,979	(20)	(1,972)	(272)	715
Net fee, commission, trading and other income	1,520	(193)	(667)	(361)	299
Total income	4,499	(213)	(2,639)	(633)	1,014
Operating costs	(2,731)	136	1,525	525	(545)
UK bank levy	(7)	1	—	1	(4)
Litigation and conduct	(314)	—	3	312	—
Total operating expenses	(3,052)	137	1,528	838	(549)
Other net income	26	—	—	(26)	—
Profit before impairment	1,473	(75)	(1,111)	179	465
Credit impairment charges	(814)	62	624	123	(5)
Profit before tax	659	(14)	(487)	302	460
Attributable profit	480	(6)	(356)	252	370

Performance measures
Return on average allocated tangible equity	10.0%				36.3%
Average allocated tangible equity (£bn)	4.8				1.0
Cost: income ratio	68%				54%
Loan loss rate (bps)	175				4

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	43.2	(1.0)	(23.6)	(4.1)	14.4
Deposits at amortised cost	81.8	—	(18.3)	(1.1)	62.3
Risk weighted assets	38.9	(1.1)	(23.9)	(6.2)	7.8
Period end allocated tangible equity	5.4				1.1

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	27

Resegmentation Bridges

2021 Barclays Private Bank and Wealth Management

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays US Consumer Bank	Head Office	Barclays Private Bank and Wealth Management

Income statement information	£m	£m	£m	£m	£m
Net interest income	1,912	(19)	(1,125)	(263)	505
Net fee, commission, trading and other income	1,419	(135)	(694)	(314)	276
Total income	3,331	(154)	(1,819)	(577)	781
Operating costs	(2,258)	133	1,087	505	(534)
UK bank levy	(6)	1	—	1	(4)
Litigation and conduct	(108)	—	4	105	1
Total operating expenses	(2,372)	134	1,091	611	(537)
Other net income	38	—	—	(38)	—
Profit before impairment	997	(20)	(728)	(4)	244
Credit impairment (charges)/releases	(185)	(6)	211	(11)	9
Profit before tax	812	(26)	(517)	(15)	253
Attributable profit	615	(15)	(379)	(14)	207

Performance measures
Return on average allocated tangible equity	15.0%				22.5%
Average allocated tangible equity (£bn)	4.1				0.9
Cost: income ratio	71%				69%
Loan loss rate (bps)	51				(7)

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.0	(0.8)	(15.8)	(3.4)	13.0
Deposits at amortised cost	69.4	—	(14.5)	(0.8)	54.1
Risk weighted assets	30.2	(0.9)	(17.1)	(5.5)	6.7
Period end allocated tangible equity	4.2				0.9

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	28

Resegmentation Bridges

2023 Barclays Investment Bank

		Moves to
	Corporate and Investment Bank as published	Barclays UK Corporate Bank	Barclays Investment Bank

Income statement information	£m	£m	£m
Net interest income	2,551	(1,158)	1,393
Net trading income	6,056	(16)	6,040
Net fee, commission and other income	4,003	(401)	3,602
Total income	12,610	(1,575)	11,035
Operating costs	(8,335)	715	(7,619)
UK bank levy	(129)	6	(123)
Litigation and conduct	6	(1)	5
Total operating expenses	(8,458)	721	(7,737)
Other net expenses	(3)	3	—
Profit before impairment	4,149	(852)	3,298
Credit impairment charges	(23)	(79)	(102)
Profit before tax	4,126	(930)	3,196
Attributable profit	2,667	(626)	2,041

Performance measures
Return on average allocated tangible equity	8.4%		7.0%
Average allocated tangible equity (£bn)	31.7		29.0
Cost: income ratio	67%		70%
Loan loss rate (bps)	2		9

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(188)	19	(169)
Return on average allocated tangible equity	8.9%		7.5%
Cost: income ratio	66%		69%

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.8	(25.2)	62.7
Loans and advances to banks at amortised cost	7.4	—	7.3
Debt securities at amortised cost	38.9	—	38.9
Loans and advances at amortised cost	134.1	(25.2)	108.9
Trading portfolio assets	174.5	—	174.5
Derivative financial instrument assets	255.1	—	255.1
Financial assets at fair value through the income statement	203.6	(1.0)	202.5
Cash collateral and settlement balances	102.9	(0.5)	102.3
Deposits at amortised cost	217.7	(84.9)	132.7
Derivative financial instrument liabilities	249.7	—	249.7
Risk weighted assets	216.8	(19.5)	197.3
Period end allocated tangible equity	31.7		29.0

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	29

Resegmentation Bridges

2022 Barclays Investment Bank

		Moves to
	Corporate and Investment Bank as published	Barclays UK Corporate Bank	Barclays Investment Bank

Income statement information	£m	£m	£m
Net interest income	1,949	(1,113)	836
Net trading income	7,733	(8)	7,724
Net fee, commission and other income	3,686	(324)	3,363
Total income	13,368	(1,445)	11,923
Operating costs	(7,630)	675	(6,955)
UK bank levy	(126)	6	(119)
Litigation and conduct	(1,189)	—	(1,189)
Total operating expenses	(8,945)	682	(8,263)
Other net income	2	(1)	1
Profit before impairment	4,425	(764)	3,661
Credit impairment charges	(119)	(62)	(181)
Profit before tax	4,306	(826)	3,480
Attributable profit	3,364	(557)	2,806

Performance measures
Return on average allocated tangible equity	10.2%		9.3%
Average allocated tangible equity (£bn)	32.8		30.0
Cost: income ratio	67%		69%
Loan loss rate (bps)	9		18

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	90.5	(25.9)	64.6
Loans and advances to banks at amortised cost	8.1	—	8.1
Debt securities at amortised cost	27.2	—	27.2
Loans and advances at amortised cost	125.8	(25.9)	99.9
Trading portfolio assets	133.7	—	133.7
Derivative financial instrument assets	301.6	—	301.6
Financial assets at fair value through the income statement	210.5	(1.1)	209.4
Cash collateral and settlement balances	106.9	(0.7)	106.2
Deposits at amortised cost	205.8	(84.3)	121.5
Derivative financial instrument liabilities	288.9	—	288.9
Risk weighted assets	215.9	(19.9)	195.9
Period end allocated tangible equity	31.5		28.6

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	30

Resegmentation Bridges

2021 Barclays Investment Bank

		Moves to
	Corporate and Investment Bank as published	Barclays UK Corporate Bank	Barclays Investment Bank

Income statement information	£m	£m	£m
Net interest income	1,351	(918)	433
Net trading income	5,652	1	5,653
Net fee, commission and other income	5,331	(271)	5,061
Total income	12,334	(1,187)	11,147
Operating costs	(6,818)	646	(6,171)
UK bank levy	(128)	8	(120)
Litigation and conduct	(237)	—	(237)
Total operating expenses	(7,183)	654	(6,528)
Other net income	2	1	3
Profit before impairment	5,153	(532)	4,622
Credit impairment releases	473	(131)	342
Profit before tax	5,626	(663)	4,964
Attributable profit	4,032	(431)	3,601

Performance measures
Return on average allocated tangible equity	14.3%		14.3%
Average allocated tangible equity (£bn)	28.3		25.2
Cost: income ratio	58%		59%
Loan loss rate (bps)	(47)		(46)

Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.4	(26.2)	47.2
Loans and advances to banks at amortised cost	7.6	—	7.6
Debt securities at amortised cost	19.0	—	19.0
Loans and advances at amortised cost	100.0	(26.2)	73.8
Trading portfolio assets	146.7	—	146.7
Derivative financial instrument assets	261.5	—	261.5
Financial assets at fair value through the income statement	188.1	(1.7)	186.5
Cash collateral and settlement balances	87.2	(0.8)	86.4
Deposits at amortised cost	189.4	(85.0)	104.3
Derivative financial instrument liabilities	256.4	—	256.4
Risk weighted assets	200.7	(19.0)	181.7
Period end allocated tangible equity	29.1		26.4

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	31

Resegmentation Bridges

2023 Barclays US Consumer Bank

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Head Office	Barclays US Consumer Bank

Income statement information	£m	£m	£m	£m	£m
Net interest income	3,646	(2)	(768)	(272)	2,604
Net fee, commission, trading and other income	1,662	(193)	(440)	(365)	664
Total income	5,308	(195)	(1,208)	(637)	3,268
Operating costs	(3,243)	189	795	609	(1,650)
UK bank levy	(7)	2	4	—	—
Litigation and conduct	(53)	—	(2)	50	(6)
Total operating expenses	(3,303)	192	797	659	(1,656)
Other net income	1	—	—	(1)	—
Profit before impairment	2,006	(3)	(411)	21	1,612
Credit impairment charges	(1,525)	52	4	31	(1,438)
Profit before tax	481	49	(407)	51	174
Attributable profit	358	41	(330)	61	131

Performance measures
Return on average allocated tangible equity	6.7%				4.1%
Average allocated tangible equity (£bn)	5.3				3.2
Cost: income ratio	62%				51%
Loan loss rate (bps)	354				514
Net interest margin	8.50%				10.85%

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(118)	7	29	62	(19)
Return on average allocated tangible equity	8.6%				4.6%
Cost: income ratio	60%				50%

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	39.0	(1.2)	(13.6)	—	24.2
Deposits at amortised cost	80.0	—	(60.3)	—	19.7
Risk weighted assets	42.3	(1.4)	(7.2)	(8.9)	24.8
Period end allocated tangible equity	5.8				3.4

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	32

Resegmentation Bridges

2022 Barclays US Consumer Bank

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Head Office	Barclays US Consumer Bank

Income statement information	£m	£m	£m	£m	£m
Net interest income	2,979	(20)	(715)	(272)	1,972
Net fee, commission, trading and other income	1,520	(193)	(299)	(361)	667
Total income	4,499	(213)	(1,014)	(633)	2,639
Operating costs	(2,731)	136	545	525	(1,525)
UK bank levy	(7)	1	4	1	—
Litigation and conduct	(314)	—	—	312	(3)
Total operating expenses	(3,052)	137	549	838	(1,528)
Other net income	26	—	—	(26)	—
Profit before impairment	1,473	(75)	(465)	179	1,111
Credit impairment charges	(814)	62	5	123	(624)
Profit before tax	659	(14)	(460)	302	487
Attributable profit	480	(6)	(370)	252	356

Performance measures
Return on average allocated tangible equity	10.0%				12.7%
Average allocated tangible equity (£bn)	4.8				2.8
Cost: income ratio	68%				58%
Loan loss rate (bps)	175				237
Net interest margin	7.60%				9.69%

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	43.2	(1.0)	(14.4)	(4.1)	23.6
Deposits at amortised cost	81.8	—	(62.3)	(1.1)	18.3
Risk weighted assets	38.9	(1.1)	(7.8)	(6.2)	23.9
Period end allocated tangible equity	5.4				3.3

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	33

Resegmentation Bridges

2021 Barclays US Consumer Bank

		Moves to
	Consumer, Cards and Payments as published	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Head Office	Barclays US Consumer Bank

Income statement information	£m	£m	£m	£m	£m
Net interest income	1,912	(19)	(505)	(263)	1,125
Net fee, commission, trading and other income	1,419	(135)	(276)	(314)	694
Total income	3,331	(154)	(781)	(577)	1,819
Operating costs	(2,258)	133	534	505	(1,087)
UK bank levy	(6)	1	4	1	—
Litigation and conduct	(108)	—	(1)	105	(4)
Total operating expenses	(2,372)	134	537	611	(1,091)
Other net income	38	—	—	(38)	—
Profit before impairment	997	(20)	(244)	(4)	728
Credit impairment charges	(185)	(6)	(9)	(11)	(211)
Profit before tax	812	(26)	(253)	(15)	517
Attributable profit	615	(15)	(207)	(14)	379

Performance measures
Return on average allocated tangible equity	15.0%				17.2%
Average allocated tangible equity (£bn)	4.1				2.2
Cost: income ratio	71%				60%
Loan loss rate (bps)	51				116
Net interest margin	6.21%				7.63%

Balance sheet information	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.0	(0.8)	(13.0)	(3.4)	15.8
Deposits at amortised cost	69.4	—	(54.1)	(0.8)	14.5
Risk weighted assets	30.2	(0.9)	(6.7)	(5.5)	17.1
Period end allocated tangible equity	4.2				2.3

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	34

Resegmentation Bridges

2023 Head Office

		Moves from
	Head Office as published	Consumer Cards and Payments	Head Office

Income statement information	£m	£m	£m
Net interest income	81	272	353
Net fee, commission and other income	(208)	365	157
Total income	(127)	637	510
Operating costs	(743)	(609)	(1,352)
UK bank levy	(14)	—	(14)
Litigation and conduct	2	(50)	(48)
Total operating expenses	(755)	(659)	(1,414)
Other net expenses	(7)	1	(6)
Loss before impairment	(889)	(21)	(910)
Credit impairment charges	(29)	(31)	(60)
Loss before tax	(918)	(51)	(970)
Attributable loss	(713)	(61)	(774)

Performance measures
Average allocated tangible equity (£bn)	0.2		1.1

Performance measures excluding Q423 structural cost actions
Q423 structural cost actions (£m)	(453)	(62)	(515)

Balance sheet information	£bn	£bn	£bn
Risk weighted assets	10.2	8.9	19.0
Period end allocated tangible equity	2.3		3.6

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	35

Resegmentation Bridges

2022 Head Office

		Moves from
	Head Office as published	Consumer Cards and Payments	Head Office

Income statement information	£m	£m	£m
Net interest income	(248)	272	24
Net fee, commission and other income	78	361	440
Total income	(170)	633	464
Operating costs	(336)	(525)	(860)
UK bank levy	(17)	(1)	(20)
Litigation and conduct	(53)	(312)	(364)
Total operating expenses	(406)	(838)	(1,244)
Other net (expenses)/income	(22)	26	4
Loss before impairment	(598)	(179)	(776)
Credit impairment charges	(1)	(123)	(124)
Loss before tax	(599)	(302)	(900)
Attributable loss	(698)	(252)	(949)

Performance measures
Average allocated tangible equity (£bn)	0.7		1.6

Balance sheet information	£bn	£bn	£bn
Risk weighted assets	8.6	6.2	14.7
Period end allocated tangible equity	(0.2)		0.7

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	36

Resegmentation Bridges

2021 Head Office

		Moves from
	Head Office as published	Consumer Cards and Payments	Head Office
Income statement information	£m	£m	£m
Net interest income	(392)	263	(129)
Net fee, commission and other income	131	314	445
Total income	(261)	577	316
Operating costs	(659)	(505)	(1,165)
UK bank levy	—	(1)	(1)
Litigation and conduct	(15)	(105)	(120)
Total operating expenses	(674)	(611)	(1,286)
Other net income	220	38	258
Loss before impairment	(715)	4	(712)
Credit impairment releases	—	11	11
Loss before tax	(715)	15	(701)
Attributable loss	(198)	14	(184)

Performance measures
Average allocated tangible equity (£bn)	5.0		5.8

Balance sheet information	£bn	£bn	£bn
Risk weighted assets	11.0	5.5	16.4
Period end allocated tangible equity	5.5		6.3

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	37

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders’ equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
Period end allocated tangible equity (for businesses)	Allocated tangible equity is calculated as 13.5% (2022: 13.5%, 2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)	Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity (for businesses)	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 39 to 40.
Return on average allocated tangible equity (for businesses)	Business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 39 to 41.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 42 for Barclays UK and Barclays US Consumer Bank.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included as part of the Non-IFRS performance measures within the Financial review section of the Barclays PLC Annual Report 2023.
Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Performance measures excluding the impact of Q423 structural cost actions	Calculated by excluding the impact of Q423 structural cost actions from performance measures. The components of the calculations for Barclays Group and businesses have been included on pages 43 to 44.
Performance measures excluding the impact of the Over-issuance of Securities[1]	Calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations for Barclays Group and businesses have been included on pages 44.

1	Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	38

Appendix: Non-IFRS Performance Measures

Returns

	Year ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	2.9	1.1	29.0	3.8	5.0	55.8
Average goodwill and intangibles	(3.8)	—	(0.1)	—	(0.6)	(3.9)	(8.4)
Average tangible equity	10.2	2.9	1.0	29.0	3.2	1.1	47.4

Return on average tangible equity	19.2%	20.5%	32.7%	7.0%	4.1%	n/m	9.0%

	Year ended 31.12.22
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,877	563	370	2,806	356	(949)	5,023

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	13.6	2.9	1.1	30.0	3.6	5.2	56.4
Average goodwill and intangibles	(3.6)	—	(0.1)	—	(0.8)	(3.6)	(8.1)
Average tangible equity	10.0	2.9	1.0	30.0	2.8	1.6	48.3

Return on average tangible equity	18.7%	19.2%	36.3%	9.3%	12.7%	n/m	10.4%

	Year ended 31.12.21
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	446	207	3,601	379	(184)	6,205

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	13.6	3.2	1.0	25.2	2.8	9.6	55.4
Average goodwill and intangibles	(3.6)	—	(0.1)	—	(0.6)	(3.8)	(8.1)
Average tangible equity	10.0	3.2	0.9	25.2	2.2	5.8	47.3

Return on average tangible equity	17.6%	13.9%	22.5%	14.3%	17.2%	n/m	13.1%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	39

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(111)	1,274	1,328	1,783	1,036	1,512	1,071	1,404

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	57.1	55.1	55.4	55.9	54.9	56.8	57.1	56.9
Average goodwill and intangibles	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)
Average tangible shareholders' equity	48.9	46.5	46.7	47.6	46.7	48.6	49.0	48.8

Return on average tangible shareholders' equity	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%

Barclays UK
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	382	531	534	515	474	549	458	396

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.1	14.0	14.2	13.9	13.7	13.5	13.6	13.7
Average goodwill and intangibles	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.2	10.1	10.2	10.3	10.2	9.9	10.0	10.1

Return on average allocated tangible equity	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	59	129	239	157	131	172	166	94

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	2.8	2.8	2.9	2.9	2.9	2.9	3.0	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	2.8	2.8	2.9	2.9	2.9	2.9	3.0	2.9

Return on average allocated tangible equity	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%	13.1%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	47	102	91	90	92	108	85	85

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.2	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.1	1.0	1.0	1.0

Return on average allocated tangible equity	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%	34.8%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	40

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(149)	580	562	1,048	313	847	418	1,228

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.9	28.8	29.0	29.1	30.9	31.2	29.9	28.1
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	28.9	28.8	29.0	29.1	30.9	31.2	29.9	28.1

Return on average allocated tangible equity	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%	17.5%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(3)	3	72	59	101	107	118	30

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.6	3.8	3.9	3.9	4.1	4.0	3.4	3.1
Average goodwill and intangibles	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)	(0.9)	(0.8)	(0.7)
Average allocated tangible equity	3.3	3.1	3.1	3.1	3.2	3.1	2.6	2.4

Return on average allocated tangible equity	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%	5.3%

The non-IFRS return on average allocated tangible equity reconciliations for CIB and CC&P are included as part of the Non-IFRS performance measures within the Financial review section of Barclays PLC Annual Report 2023.

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	41

Appendix: Non-IFRS Performance Measures

Margins and Balances

Barclays UK	FY23	FY22	FY21
Net interest income (£m)	6,431	5,893	5,202
Average customer assets (£m)	205,667	205,972	206,628
Net interest margin	3.13%	2.86%	2.52%

Barclays US Consumer Bank	FY23	FY22	FY21
Net interest income (£m)	2,604	1,972	1,125
Average customer assets (£m)	23,999	20,360	14,734
Net interest margin	10.85%	9.69%	7.63%

Quarterly Analysis

Barclays UK	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Net interest income (£m)	1,575	1,578	1,660	1,618	1,600	1,561	1,393	1,339
Average customer assets (£m)	203,646	205,693	207,073	206,241	204,941	205,881	205,834	207,607
Net interest margin	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%

Barclays US Consumer Bank	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Net interest income (£m)	686	662	622	634	639	616	389	328
Average customer assets (£m)	25,012	24,128	23,404	23,451	23,799	22,624	18,612	16,404
Net interest margin	10.88%	10.88%	10.66%	10.97%	10.64%	10.81%	8.37%	8.12%

Barclays PLC - 2023, 2022 & 2021 Results Resegmentation Document	42

Appendix: Non-IFRS Performance Measures

Performance measures excluding the impact of Q423 structural cost actions

	Year ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,415)	(912)	(797)	(7,737)	(1,656)	(1,414)	(16,931)
Q423 structural cost actions	(168)	(27)	(29)	(169)	(19)	(515)	(927)
Total operating expenses excluding Q423 structural cost actions	(4,247)	(885)	(768)	(7,568)	(1,637)	(899)	(16,004)

Total income	7,587	1,770	1,208	11,035	3,268	510	25,378

Cost: income ratio excluding Q423 structural cost actions	56%	50%	64%	69%	50%	n/m	63%

Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274
Post-tax impact of Q423 structural cost actions	(122)	(20)	(24)	(126)	(14)	(433)	(739)
Attributable profit/(loss) excluding the impact of Q423 structural cost actions	2,084	604	354	2,167	145	(341)	5,013

Average tangible equity (£bn)	10.2	2.9	1.0	29.0	3.2	1.1	47.4

Return on average tangible equity excluding Q423 structural cost actions	20.4%	21.2%	35.1%	7.5%	4.6%	n/m	10.6%

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Appendix: Non-IFRS Performance Measures

Performance measures excluding the impact of Q423 structural cost actions (continued)

	Three months ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,187)	(267)	(257)	(2,059)	(420)	(730)	(4,920)
Q423 structural cost actions	(168)	(27)	(29)	(169)	(19)	(515)	(927)
Total operating expenses excluding Q423 structural cost actions	(1,019)	(240)	(228)	(1,890)	(401)	(215)	(3,993)

Total income	1,792	395	313	2,037	866	195	5,598

Cost: income ratio excluding Q423 structural cost actions	57%	61%	73%	93%	46%	n/m	71%

Attributable profit/(loss)	382	59	47	(149)	(3)	(447)	(111)
Post-tax impact of Q423 structural cost actions	(122)	(20)	(24)	(126)	(14)	(433)	(739)
Attributable profit/(loss) excluding the impact of Q423 structural cost actions	504	79	71	(23)	11	(14)	628

Average tangible equity (£bn)	10.2	2.8	1.0	28.9	3.3	2.7	48.9

Return on average tangible equity excluding Q423 structural cost actions	19.7%	11.3%	28.9%	(0.3)%	1.4%	n/m	5.1%

Reconciliation of total income excluding Over-issuance of securities in 2022

Year ended	31.12.23	31.12.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% change
Income
Barclays Investment Bank	11,035	11,923	292	11,631	(5)
of which:
FICC	4,845	5,695	—	5,695	(15)
Equities	2,373	3,149	292	2,857	(17)
Global Markets	7,218	8,844	292	8,552	(16)

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